Exhibit 99.1

PRESS RELEASE

Barrick Files Technical Reports for Lumwana Expansion and Reko Diq Projects

Toronto, February 19, 2025 – Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) today announced that it has filed technical reports for each of the Reko Diq Project and the Lumwana Expansion Project in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The technical reports are available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on the Company’s website.

Enquiries

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Website: www.barrick.com